UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.  2)*

Kana Software Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

483600102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 15

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Capital Partners, L.P. (“BCP”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
791,138 shares, except that Benchmark Capital Management Co., L.L.C. (“BCMC”), the general partner of BCP, may be deemed to have sole power to vote these shares, and David M. Beirne (“Beirne”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”), the members of BCMC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
791,138 shares, except that BCMC, the general partner of BCP, may be deemed to have sole power to dispose of these shares, and Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 791,138

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Founders’ Fund, L.P. (“BFF”) Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
107,198 shares, except that BCMC, the general partner of BFF, may be deemed to have sole power to vote these shares, and Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
107,198 shares, except that BCMC, the general partner of BFF, may be deemed to have sole power to dispose of these shares, and Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,198

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Benchmark Capital Management Co., L.L.C. Tax ID Number:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  BCMC, the general partner of BCP and BFF, may be deemed to have sole power to vote these shares, and Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  BCMC, the general partner of BCP and BFF, may be deemed to have sole power to dispose of these shares, and Beirne, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Beirne

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 17,967 shares.

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Beirne is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 17,967 shares.

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Beirne is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 916,303

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bruce W. Dunlevie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,327 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Dunlevie is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 33,327 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Dunlevie is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 931,663

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. William Gurley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 301 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Gurley is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 301 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Gurley is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 898,637

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kevin R. Harvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 24,687 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Harvey is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 24,687 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Harvey is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 923,023

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert C. Kagle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 36,529 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Kagle is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 36,529 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Kagle is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 934,865

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew S. Rachleff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,533 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Rachleff is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 3,533 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Rachleff is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 901,869

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.7%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven M. Spurlock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,841 shares

6.

Shared Voting Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Spurlock is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 1,841 shares

8.

Shared Dispositive Power
898,336 shares, of which 791,138 are directly owned by BCP and 107,198 are directly owned by BFF.  Spurlock is a member of BCMC, the general partner of BCP and BFF, and may be deemed to have shared power to vote these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 900,177

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.6%

12.	Type of Reporting Person (See Instructions) IN

                This statement amends the Statement on 13G filed by Benchmark Capital Partners, L.P., Benchmark Founders' Fund, L.P., Benchmark Capital Management Co., L.L.C., David M. Beirne, Bruce W. Dunlevie, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Andrew S. Rachleff and Steven M. Spurlock, the members of Benchmark Capital Management Co., L.L.C.  The foregoing entities and individuals are collectively referred to as the "Reporting Persons."

Item 1.
	(a)	Name of Issuer Kana Software Inc.
	(b)	Address of Issuer's Principal Executive Offices 181 Constitution Drive Menlo Park, CA 94025

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.

	(b)	Percent of class:
See Row 11 of cover page for each Reporting Person.

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:      ☒  Yes

SIGNATURES

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2002

BENCHMARK CAPITAL PARTNERS, L.P., a Delaware Limited Partnership
By:	Benchmark Capital Management Co., L.L.C.,
a Delaware Limited Liability Company
Its General Partner

BENCHMARK FOUNDERS’ FUND, L.P., a Delaware Limited Partnership
By:	Benchmark Capital Management Co., L.L.C.,
a Delaware Limited Liability Company
Its General Partner

BENCHMARK CAPITAL MANAGEMENT CO., L.L.C., a Delaware Limited Liability Company

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Member

DAVID M. BEIRNE

BRUCE W. DUNLEVIE

J. WILLIAM GURLEY

KEVIN R. HARVEY

ROBERT C. KAGLE

ANDREW S. RACHLEFF

STEVEN M. SPURLOCK

By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons have agreed that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Kana Software Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.